SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of October 2014

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	ORIX’s Second Quarter Consolidated Financial Results (April 1, 2014 – September 30, 2014) filed with the Tokyo Stock Exchange on Thursday October 30, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: October 30, 2014	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2014 – September 30, 2014

October 30, 2014

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purposes in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

World Trade Center Building, 2-4-1 Hamamatsucho, Minato-ku, Tokyo 105-6135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: haruyasu_yamada@orix.co.jp

Consolidated Financial Results from April 1, 2014 to September 30, 2014

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL http://www.orix.co.jp/grp/en/ir/index.html)

1. Performance Highlights as of and for the Six Months Ended September 30, 2014

(1) Performance Highlights - Operating Results (Unaudited)

								(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
September 30, 2014	945,175	55.2%	136,175	27.3%	203,004	66.2%	142,106	76.7%
September 30, 2013	609,103	20.5%	106,987	39.2%	122,131	40.1%	80,408	34.4%

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥150,777 million for the six months ended September 30, 2014 (year-on-year change was a 76.2% increase) and ¥85,568 million for the six months ended September 30, 2013 (year-on-year change was a 90.3% increase).

	Basic Earnings Per Share	Diluted Earnings Per Share
September 30, 2014	108.50	108.34
September 30, 2013	64.67	61.86

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes and Discontinued Operations.”

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
September 30, 2014	11,215,063	2,225,025	2,036,578	18.2%
March 31, 2014	9,069,392	2,095,178	1,918,740	21.2%

*Note 3:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”
“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

Dividends Per Share
March 31, 2014	23.00

*Note 4:	Dividend amount for the fiscal year ending March 31, 2015 has not yet been determined.

3. Targets for the Year Ending March 31, 2015 (Unaudited)

Fiscal Year	Total Revenues	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change	Basic Earnings Per Share
March 31, 2015	1,800,000	34.2%	210,000	12.4%	160.34

*Note 5:	“Operating Income” and “Income before Income Taxes and Discontinued Operations” are not disclosed as it is difficult to forecast “Discontinued operations, net of applicable tax effect.”

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( x ) No ( )

Addition - (Hartford Life Insurance K.K.) Exclusion - None ( )

*Note 6:	For details, please see “(1) Changes in Significant Consolidated Subsidiaries” in Section 2 “Others” on page 8.

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( ) No ( x )

2. Other than those above	Yes ( x ) No ( )

*Note 7:	For details, please see “(3) Changes in Accounting Principles, Procedures and Disclosures” in Section 2 “Others” on page 8.

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,323,639,628 as of September 30, 2014, and 1,322,777,628 as of March 31, 2014.

2. The number of treasury stock shares was 15,487,877 as of September 30, 2014, and 13,333,334 as of March 31, 2014.

3. The average number of outstanding shares was 1,309,723,795 for the six months ended September 30, 2014, and 1,243,360,021 for the six months ended September 30, 2013.

1. Summary of Consolidated Financial Results

(1) Analysis of Financial Highlights

Financial Results for the Six-Month Period Ended September 30, 2014

			Six-month period ended September 30, 2013	Six-month period ended September 30, 2014	Change	Year on Year Change
	Total Revenues	(millions of yen)	609,103	945,175	336,072	55%
	Total Expenses	(millions of yen)	502,116	809,000	306,884	61%
	Income Before Income Taxes and Discontinued Operations	(millions of yen)	122,131	203,004	80,873	66%
	Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	80,408	142,106	61,698	77%
Earnings Per Share	(Basic)	(yen)	64.67	108.50	43.83	68%
	(Diluted)	(yen)	61.86	108.34	46.48	75%
	ROE (Annualized)	(%)	9.5	14.4	4.9	—
	ROA (Annualized)	(%)	1.91	2.80	0.89	—

Note:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.

Economic Environment

Since the beginning of this year, the global economy had been on a recovery path led by the U.S. economy. However, views are now divided on the world’s future economic prospects, and the stock market is becoming more sensitive towards the results of major economic indicators.

In the United States, the job market and consumer spending are on an improving trend, while debates surrounding the timing of the interest rate hike are gaining momentum. On the other hand, we are seeing some uncertainties in the future of the European economy, and the market is paying particular attention to the future course of monetary easing policy by the European Central Bank.

In Asia, the emerging markets in the region are experiencing different levels of growth. China’s economic growth is steadily declining towards a more sustainable level while other Asian countries are maintaining certain level of growth despite experiencing some effects from the global economy.

The Japanese economy continues to grow modestly with solid employment conditions, despite signs of weakness in some of the economic indicators due to the consumption tax hike that went into effect in April 2014.

Overview of Business Performance (April 1, 2014 to September 30, 2014)

Total revenues for the six-month period ended September 30, 2014 (hereinafter, “the second consolidated period”) increased 55% to ¥945,175 million compared to ¥609,103 million during the same period of the previous fiscal year. Compared to the same period of the previous fiscal year, life insurance premiums and related investment income increased as a result of the recognition of investment income from underlying investments related to variable annuity and variable life insurance contracts in accordance with the consolidation of Hartford Life Insurance K.K. (hereinafter, “HLIKK”) acquired on July 1, 2014. In addition, revenues from asset management and servicing increased due to the consolidation of Robeco Groep N.V. (hereinafter, “Robeco”) which became a consolidated subsidiary on July 1, 2013. Sales of goods increased primarily due to contribution from subsidiaries acquired as a part of our private equity investments. Furthermore, other operating revenues and real estate sales increased due to contributions from DAIKYO INCORPORATED (hereinafter, “DAIKYO”) which became a consolidated subsidiary on February 27, 2014, contributions from subsidiaries acquired as a part of our private equity investments, and growth in our environment and energy-related business. In addition, brokerage commissions and net gains on investment securities increased due to the sale of shares of Monex Group Inc. On the other hand, interest on loans and investment securities decreased compared to the same period of the previous fiscal year due to decreases in the average balance of installment loans and gains from sales of loans.

Total expenses increased 61% to ¥809,000 million compared to ¥502,116 million during the same period of the previous fiscal year. As with the abovementioned revenue increase, life insurance costs, costs of real estate sales, expenses from asset management and servicing, costs of goods sold, and other operating expenses primarily increased. Selling, general and administrative expenses also increased due to an increase in consolidation of acquired companies and strong fee business in the United States. Meanwhile, interest expense decreased compared to the same period of the previous fiscal year due to a decrease in the average balance of borrowings.

Gains on sales of subsidiaries and affiliates and liquidation losses, net increased compared to the same period of the previous fiscal year primarily due to the recognition of gain on sale of partial shares of STX Energy Co., Ltd. (presently GS E&R Corp., hereinafter, “STX Energy”). In addition, the acquisition of HLIKK resulted in a bargain purchase gain of ¥36,761 million due to an excess of fair value of the net assets acquired over the fair value of the consideration transferred.

As a result of the foregoing, income before income taxes and discontinued operations for the second consolidated period increased 66% to ¥203,004 million compared to ¥122,131 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation shareholders increased 77% to ¥142,106 million compared to ¥80,408 million during the same period of the previous fiscal year.

Segment Information

Segment profits increased 63% to ¥204,485 million compared to ¥125,526 million during the same period of the previous fiscal year. The Retail, Overseas Business, and Real Estate segments made significant profit contributions and the Corporate Financial Services and Maintenance Leasing segments also displayed strong performance, while profits from the Investment and Operation segment decreased compared to the same period of the previous fiscal year.

Segment information for the second consolidated period is as follows:

Corporate Financial Services Segment: Lending, leasing and fee business

		Six-month period ended September 30, 2013	Six-month period ended September 30, 2014	Change	Year on Year Change
Segment Profits	(millions of yen)	11,446	12,646	1,200	10%

		As of March 31, 2014	As of September 30, 2014	Change	Year on Year Change
Segment Assets	(millions of yen)	992,078	983,575	(8,503)	(1%)

In Japan, we are seeing steady growth in capital expenditures and continued improvement in corporate revenues, despite a temporary negative impact on consumer spending and housing investment arising from the consumption tax hike that went into effect in April 2014. We are also seeing an increase in lending by financial institutions to small and medium enterprises (“SMEs”) in addition to large corporations, while the competition in the lending business continues to intensify.

Installment loan revenues decreased in line with a decrease in the average balance of installment loans. On the other hand, direct financing lease revenues remained robust due to an increase in the average balance of direct financing leases. Segment profits increased compared to the same period of the previous fiscal year due to robust fee business including solar panel and life insurance sales to domestic SMEs.

Segment assets decreased compared to the end of the previous fiscal year due to a decrease in installment loans despite an increase in investment in securities.

Maintenance Leasing Segment: Automobile leasing and rentals, car sharing and precision measuring equipment and IT-related equipment rentals and leasing

		Six-month period ended September 30, 2013	Six-month period ended September 30, 2014	Change	Year on Year Change
Segment Profits	(millions of yen)	20,513	21,509	996	5%

		As of March 31, 2014	As of September 30, 2014	Change	Year on Year Change
Segment Assets	(millions of yen)	622,009	656,143	34,134	5%

The Japanese automobile leasing industry has been experiencing steady recovery in the number of new auto leases in line with Japan’s steady economic recovery, despite some temporary negative impact from the consumption tax hike that went into effect in April 2014. Furthermore, in the retail market, we are seeing new developments such as online retailers’ entry into the used car sales business.

Operating lease revenues and direct financing lease revenues increased in line with the steady expansion of assets in the automobile business, and costs of operating leases and selling, general and administrative expenses increased in line with an increase in revenues. Segment profits increased compared to the same period of the previous fiscal year as a result of an increase in profits driven by the asset growth despite a decrease in gains on sales of used cars.

Segment assets increased compared to the end of the previous fiscal year due to steady increases in investment in operating leases and investment in direct financing leases mainly in the automobile business.

Real Estate Segment: Real estate development, rental and financing; facility operation; REIT asset management; and real estate investment and advisory services

			Six-month period ended September 30, 2013	Six-month period ended September 30, 2014	Change	Year on Year Change
Segment Profits	(millions of yen	)	8,769	15,750	6,981	80%

			As of March 31, 2014	As of September 30, 2014	Change	Year on Year Change
Segment Assets	(millions of yen	)	962,404	885,334	(77,070)	(8%)

Office rents and vacancy rates in the Japanese office building market are continuing to show signs of improvement. In the J-REIT market, property acquisitions are increasing, and we are also seeing sales of large-scale real estates and rising sales prices due to increased competition among buyers. In addition, REITs are expanding their investment targets, as can be seen with the planned listing of the healthcare REIT that mainly invests in senior housing such as private nursing homes.

Rental and interest revenues decreased due to a decrease in asset balance and real estate sales decreased in connection with a decrease in the number of condominium units delivered mainly by ORIX Real Estate. On the other hand, gains on sales of real estate under operating leases increased. In addition, segment profits increased compared to the same period of the previous fiscal year due to decreases in losses from inventory valuation, which are included in costs of real estate sales, and write-downs of long-lived assets.

Segment assets decreased compared to the end of the previous fiscal year mainly as a result of sales of rental properties.

Investment and Operation Segment: Environment and energy-related business, principal investment, and loan servicing (asset recovery)

			Six-month period ended September 30, 2013	Six-month period ended September 30, 2014	Change	Year on Year Change
Segment Profits	(millions of yen	)	22,215	15,323	(6,892)	(31%)

			As of March 31, 2014	As of September 30, 2014	Change	Year on Year Change
Segment Assets	(millions of yen	)	565,740	606,045	40,305	7%

In the Japanese environment and energy-related industry, even though the renewable energy purchase program is being reassessed, the significance of renewable energy is on the rise with investment targets expanding beyond solar power generation projects to include wind and geothermal power generation projects. In the capital markets, the fiscal year ended March 31, 2014 marked the fourth consecutive year of increase in the number of initial public offerings. Such favorable environment is continuing into this fiscal year with listing of major companies taking place in both Japan and overseas.

Segment profits decreased compared to the same period of the previous fiscal year due to a decrease in installment loan revenues in the loan servicing business and profit from DAIKYO despite solid profit contributions from the investees in the principal investment business and the environment and energy-related business.

Segment assets increased compared to the end of the previous fiscal year due to an increase in assets in the environment and energy-related business, offsetting a decrease in installment loans in the loan servicing business.

Retail Segment: Life insurance, banking and the card loan business

		Six-month period ended September 30, 2013	Six-month period ended September 30, 2014	Change	Year on Year Change
Segment Profits	(millions of yen)	28,379	77,724	49,345	174%

		As of March 31, 2014	As of September 30, 2014	Change	Year on Year Change
Segment Assets	(millions of yen)	2,166,986	3,907,031	1,740,045	80%

Although the life insurance business is being affected by macroeconomic factors such as domestic population decline, we are seeing increasing number of companies developing new products in response to the rising demand for medical insurance. In the consumer finance sector, loan demand is increasing due to the improved consumer confidence resulting from Japan’s economic recovery and consumer finance providers are enhancing their sales activities accordingly.

Segment profits increased significantly compared to the same period of the previous fiscal year due to the recognition of gain on sale of shares of Monex Group Inc. and a bargain purchase gain of ¥36,761 million resulting from the acquisition of HLIKK on July 1, 2014, in addition to an increase in installment loan revenues in the banking business and an increase in insurance premium income as a result of an increase in the number of policies in force in the life insurance business.

Segment assets increased significantly compared to the end of the previous fiscal year as a result of an increase in investment in securities due to the consolidation of HLIKK which was acquired on July 1, 2014 in addition to an increase in assets in the banking business.

Overseas Business Segment: Leasing, lending, investment in bonds, investment banking, asset management and ship- and aircraft-related operations

		Six-month period ended September 30, 2013	Six-month period ended September 30, 2014	Change	Year on Year Change
Segment Profits	(millions of yen)	34,204	61,533	27,329	80%

		As of March 31, 2014	As of September 30, 2014	Change	Year on Year Change
Segment Assets	(millions of yen)	1,972,138	2,090,120	117,982	6%

In the United States, the job market and consumer spending are on an improving trend, while debates surrounding the timing of the interest rate hike are gaining momentum. On the other hand, we are seeing some uncertainties in the future of the European economy, and the market is paying particular attention to the future course of monetary easing policy by the European Central Bank. In Asia, the emerging markets in the region are experiencing different levels of growth. China’s economic growth is steadily declining towards a more sustainable level while other countries are maintaining certain level of growth despite experiencing some effects from the global economy.

Fee revenues in the United States increased in addition to an increase in asset management revenues as a result of the acquisition of Robeco on July 1, 2013. Furthermore, we recognized a gain on sale of partial shares of STX Energy, which was deconsolidated by the sale. Segment profits increased significantly compared to the same period of the previous fiscal year despite an increase in selling, general, and administrative expenses due to an increase in revenues.

Segment assets increased compared to the end of the previous fiscal year due to increases in installment loans and investment in securities in the United States despite a decrease in other operating assets due to the sale of partial shares of STX Energy, which as a result of the sale became an equity method affiliate from a consolidated subsidiary.

(2) Qualitative Information Regarding Consolidated Financial Condition

Financial Condition

		As of March 31, 2014	As of September 30, 2014	Change	Year on Year Change
Total Assets	(millions of yen)	9,069,392	11,215,063	2,145,671	24%
(Segment Assets)		7,281,355	9,128,248	1,846,893	25%
Total Liabilities	(millions of yen)	6,921,037	8,931,551	2,010,514	29%
(Long- and Short-term Debt)		4,168,465	4,200,244	31,779	1%
(Deposits)		1,206,413	1,218,164	11,751	1%
Shareholders’ Equity	(millions of yen)	1,918,740	2,036,578	117,838	6%
Shareholders’ Equity Per Share	(yen)	1,465.31	1,556.84	91.53	6%

Note:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on US-GAAP. Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets increased 24% to ¥11,215,063 million compared to ¥9,069,392 million at the end of the previous fiscal year. Investment in securities and other assets increased in conjunction with the consolidation of HLIKK. In addition, installment loans increased primarily due to the purchase of loans in the United States. Meanwhile, investment in operating leases decreased due to the sales of rental properties and aircraft and other operating assets decreased as a result of STX Energy, changing from a consolidated subsidiary to an equity-method affiliate. Segment assets increased 25% compared to the end of the previous fiscal year to ¥9,128,248 million.

The balance of interest bearing liabilities is managed at an appropriate level taking into account the projection or condition of assets and liquidity on-hand as well as the domestic and overseas financial environment. As a result, short- and long-term debt and deposits increased compared to the end of the previous fiscal year. In addition, policy liabilities and policy account balances for the variable annuity and variable life insurance contracts increased in connection with the consolidation of HLIKK.

Shareholders’ equity increased 6% to ¥2,036,578 million compared to the end of the previous fiscal year primarily due to an increase in retained earnings.

The effects of the consolidation of HLIKK are as follows:

HLIKK primarily sold variable annuity and variable life insurance products. Variable annuity and variable life insurance products are insurance products in which insurance premiums paid by policyholders are invested using policyholders’ accounts and the amount of insurance benefits is determined based on the investment performance. The investment assets managed on behalf of policyholders primarily consist of equity securities that are categorized as trading securities, and the investment assets of ¥1,448,821 million are included in investment in securities in the condensed consolidated balance sheets as of September 30, 2014. During the six-month period ended September 30, 2014, the aggregated amount of net gains from sales of the investment assets and net valuation gains on the investment assets was ¥58,463 million and such amount is included in life insurance premiums and related investment income in the condensed consolidated statements of income. In addition, a portion of the minimum guarantee risk related to variable annuity and variable life insurance contracts are reinsured with a third party, and the amount of reinsurance recoverables due from the reinsurance contracts is included in other assets. We have elected the fair value option for the reinsurance contracts and changes in fair value of the reinsurance contracts are recorded in life insurance costs in the condensed consolidated statements of income. Furthermore, we entered into derivative contracts in order to economically hedge part of the minimum guarantee risk, and the related gains and losses on derivative contracts are included in life insurance premiums and related investment income in the condensed consolidated statements of income. We have also elected the fair value option for the variable annuity and variable life insurance contracts and the fair value of those contracts is recorded in policy liabilities and policy account balances in the condensed consolidated balance sheets, and changes in the fair value are recorded in life insurance costs in the condensed consolidated statements of income. The fair value of variable annuity and variable life insurance contracts is linked to the fair value of the underlying investments. Although variable annuity and variable life insurance contracts are exposed to the minimum guarantee risk, such risk is appropriately managed by entering into reinsurance and derivative contracts.

(3) Qualitative Information Regarding Targets for Consolidated Financial Results

Financial Highlights for the Fiscal Year Ending March 31, 2015

Based on the operating environment described above and management policies described below, ORIX Corporation targets total revenues of ¥1,800,000 million (up 34.2 % year on year) and net income attributable to ORIX Corporation shareholders of ¥210,000 million (up 12.4 % year on year) for the fiscal year ending March 31, 2015.

In addition to stable profits from our existing business operations, we believe that there are new growth opportunities in all of our segments and we aim to grow profits by pursuing these opportunities in the fiscal year ending March 31, 2015.

The Corporate Financial Services segment aims to further expand its customer base and increase small-sized quality assets by strengthening cooperation with the Group companies. At the same time, the segment aims to accelerate the “Finance + Services” strategy through the expansion of fee revenues by providing products and services that meet customer needs, including environment and energy-related demands. Furthermore, a progress in government’s growth strategy will open up opportunities in new areas, and in such circumstance, the segment will aim to actively embrace those opportunities.

The Maintenance Leasing segment aims to increase new business volume and expand high value-added services in the automobile business, and capture demand in growth areas and expand peripheral services in the rental business. The segment expects stable profits from its existing businesses, and at the same time, aims to further expand its market share and develop new markets in both automobile and rental businesses.

The Real Estate segment aims to enhance its stable revenue base by promoting its facilities operation and asset management businesses while continuing to turnover assets by taking advantage of the favorable business environment.

The Investment and Operation segment aims to grow profits through the expansion of its environment and energy business, promotion of principal investments both in Japan and overseas, and pursuit of revenue opportunities by capitalizing on its loan servicing expertise. In particular, with the renewable energy field, the segment is considering advancement into new business fields including geothermal and wind power generation in addition to continuing its focus on sales of solar panels and mega solar business.

The Retail segment aims to increase card loan balances via the consolidated management of ORIX Bank and ORIX Credit. The segment aims to expand the scale of the life insurance business by enhancing the agency network and increasing sales of first sector products in addition to the third sector products.

The Overseas Business segment aims to grow profits through enhancement of its fee business in the United States and expansion of its leasing asset balance and further business diversification in Asia. In addition, the segment seeks to strengthen global business base and raise the level of service related revenues of the Group by expanding Robeco’s AUM.

Although forward-looking statements in this document such as forecasts are attributable to current information available to ORIX Corporation and are based on assumptions deemed rational by ORIX Corporation, actual financial results may differ materially due to various factors. Therefore, readers are urged not to place undue reliance on these figures and predictions.

Various factors that could cause these figures and predictions to differ materially include, but are not limited to, those described under “Risk Factors” in the March 31, 2014 Form 20-F submitted to the U.S. Securities and Exchange Commission.

2. Others

(1) Changes in Significant Consolidated Subsidiaries

On July 1, 2014, ORIX Life Insurance Corporation (hereinafter, “ORIX Life Insurance”), a wholly owned subsidiary of the Company, completed the acquisition of the entire issued shares of Hartford Life Insurance K.K. (Head office: Minato-ku, Tokyo, Japan, Business description: Life insurance business and reinsurance business, etc.), from The Hartford Life, Inc. (Head office: Simsbury, Connecticut, U.S.A.), a wholly owned second-tier subsidiary of The Hartford Financial Services Group, Inc. in order to enhance ORIX Life Insurance’s capital strength and improve the soundness of its operations with the aim of accelerating its future growth. As a result, HLIKK has become a consolidated subsidiary of the Company.

(2) Adoption of Simplified Accounting Method

There is no corresponding item.

(3) Changes in Accounting Principles, Procedures and Disclosures

In April 2014, Accounting Standards Update 2014-08 (“Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”—ASC 205 (“Presentation of Financial Statements”) and ASC 360 (“Property, Plant, and Equipment”)) was issued. This Update requires an entity to report a disposal or a classification as held for sale of a component of an entity or a group of components of an entity in discontinued operations if it represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. The Company and its subsidiaries early adopted this Update on April 1, 2014.

In accordance with this Update, the Company and its subsidiaries report a disposal of a component or a group of components of the Company and its subsidiaries in discontinued operations if the disposal represents a strategic shift which has (or will have) a major effect on the company and its subsidiaries’ operations and financial results when the component or group of components is disposed by sale or classified as held for sale on or after April 1, 2014. The adoption did not have a material effect on the Company and its subsidiaries’ results of operations or financial position.

This Update does not apply to a disposal or a classification as held for sale of a component or a group of components of the Company and its subsidiaries which have previously been reported in the financial statements. Accordingly, during the six months ended September 30, 2014, the Company and its subsidiaries continue to report gains on sales and the results of operations of subsidiaries, business units, and certain rental properties, which was classified as held for sale at March 31, 2014, as income from discontinued operations in the accompanying consolidated statements of income in accordance with ASC 205-20 prior to the early adoption of the amendments.

3. Financial Information

(1) Condensed Consolidated Balance Sheets

(As of March 31, 2014 and September 30, 2014)

(Unaudited)

		(millions of yen)
Assets	March 31, 2014	September 30, 2014
Cash and Cash Equivalents	827,299	814,923
Restricted Cash	86,690	97,985
Time Deposits	7,510	25,280
Investment in Direct Financing Leases	1,094,073	1,145,763
Installment Loans	2,315,555	2,379,717
(The amounts of ¥12,631 million as of March 31, 2014 and ¥ 7,616 million as of September 30, 2014 are measured at fair value by electing the fair value option under ASC 825.)
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(84,796)	(77,793)
Investment in Operating Leases	1,375,686	1,342,156
Investment in Securities	1,214,576	2,985,798
(The amounts of ¥11,433 million as of March 31, 2014 and ¥ 17,627 million as of September 30, 2014 are measured at fair value by electing the fair value option under ASC 825.)
Other Operating Assets	312,774	272,567
Investment in Affiliates	314,300	346,590
Other Receivables	239,958	298,950
Inventories	136,105	137,472
Prepaid Expenses	61,909	70,707
Office Facilities	126,397	126,495
Other Assets	1,041,356	1,248,453
(The amount of ¥55,500 million as of September 30, 2014 is measured at fair value by electing the fair value option under ASC 825.)

Total Assets	9,069,392	11,215,063

Liabilities and Equity

Short-Term Debt	309,591	350,297
Deposits	1,206,413	1,218,164
Trade Notes, Accounts Payable and Other Liabilities	443,333	443,825
Accrued Expenses	190,414	192,118
Policy Liabilities and Policy Account Balances	454,436	2,408,656
(The amount of ¥1,575,331 million as of September 30, 2014 is measured at fair value by electing the fair value option under ASC 825.)
Current and Deferred Income Taxes	299,509	304,475
Security Deposits	158,467	164,069
Long-Term Debt	3,858,874	3,849,947

Total Liabilities	6,921,037	8,931,551

Redeemable Noncontrolling Interests	53,177	58,487

Commitments and Contingent Liabilities

Common Stock	219,546	220,051
Additional Paid-in Capital	255,449	255,827
Retained Earnings	1,467,602	1,579,309
Accumulated Other Comprehensive Income	2	8,673
Treasury Stock, at Cost	(23,859)	(27,282)

Total ORIX Corporation Shareholders’ Equity	1,918,740	2,036,578

Noncontrolling Interests	176,438	188,447

Total Equity	2,095,178	2,225,025

Total Liabilities and Equity	9,069,392	11,215,063

	March 31, 2014	September 30, 2014
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	38,651	35,299
Defined benefit pension plans	(6,228)	(6,127)
Foreign currency translation adjustments	(31,987)	(20,045)
Net unrealized losses on derivative instruments	(434)	(454)

	2	8,673

(2) Condensed Consolidated Statements of Income

(For the Six Months Ended September 30, 2013 and 2014)

(Unaudited)

		(millions of yen)
	Six Months ended September 30, 2013	Six Months ended September 30, 2014
Total Revenues:	609,103	945,175

Direct financing leases	28,387	29,825
Operating leases	162,234	171,886
Interest on loans and investment securities	69,752	59,755
Brokerage commissions and net gains on investment securities	15,318	31,320
Life insurance premiums and related investment income	75,796	137,939
Real estate sales	10,976	43,914
Gains (losses) on sales of real estate under operating leases	(924)	9,017
Revenues from asset management and servicing	43,517	91,954
Sales of goods	34,398	119,682
Other operating revenues	169,649	249,883

Total Expenses:	502,116	809,000

Interest expense	42,277	36,727
Costs of operating leases	106,497	117,183
Life insurance costs	51,326	108,597
Costs of real estate sales	15,860	45,390
Expenses from asset management and servicing	11,837	25,056
Costs of goods sold	28,032	102,257
Other operating expenses	88,768	167,098
Selling, general and administrative expenses	137,933	194,698
Provision for doubtful receivables and probable loan losses	5,229	1,977
Write-downs of long-lived assets	11,915	6,783
Write-downs of securities	2,003	1,754
Foreign currency transaction loss, net	439	1,480

Operating Income	106,987	136,175

Equity in Net Income of Affiliates	10,527	10,211
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	4,617	19,857
Bargain Purchase Gain	0	36,761

Income before Income Taxes and Discontinued Operations	122,131	203,004

Provision for Income Taxes	44,213	55,673

Income from Continuing Operations	77,918	147,331

Discontinued Operations:
Income from discontinued operations, net	9,995	463
Provision for income taxes	(3,868)	(166)

Discontinued operations, net of applicable tax effect	6,127	297

Net Income	84,045	147,628

Net Income Attributable to the Noncontrolling Interests	2,217	3,494

Net Income Attributable to the Redeemable Noncontrolling Interests	1,420	2,028

Net Income Attributable to ORIX Corporation Shareholders	80,408	142,106

Note: 1:	Pursuant to FASB Accounting Standards Codification 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.
2:	Pursuant to Accounting Standards Update 2014-08 (“Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”—ASC 205 (“Presentation of Financial Statements”) and ASC 360 (“Property, Plant, and Equipment”)) which was early adopted on April 1, 2014, the results of operations for the six months ended September 30, 2014 have reflected the adoption of this Update. This Update does not apply to a component or a group of components, which was disposed or classified as held for sale before the adoption date. Therefore in accordance with previous ASC205-20, the results of these operation of subsidiaries and businesses, which were classified as held for sale as of March 31, 2014 are reported as discontinued operations for the six months ended September 30, 2014.
3:	Revenues and Expenses from sales of goods have been separately presented from the three-month period ended September 30, 2014 as, “Sales of goods” and “Costs of goods sold,” respectively. The amounts in the previous period have been retrospectively reclassified to conform to current period presentation.

(3) Condensed Consolidated Statements of Comprehensive Income

(For the Six Months Ended September 30, 2013 and 2014)

(Unaudited)

	(millions of yen)
	Six Months ended September 30, 2013	Six Months ended September 30, 2014
Net Income:	84,045	147,628

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	6,422	(2,786)
Net change of defined benefit pension plans	(342)	233
Net change of foreign currency translation adjustments	2,478	15,307
Net change of unrealized gains (losses) on derivative instruments	1,033	(62)
Total other comprehensive income	9,591	12,692

Comprehensive Income	93,636	160,320

Comprehensive Income Attributable to the Noncontrolling Interests	5,008	4,091

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	3,060	5,452

Comprehensive Income Attributable to ORIX Corporation Shareholders	85,568	150,777

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Segment Information (Unaudited)

1. Segment Information by Sector

						(millions of yen)

	Six Months ended September 30, 2013		Six Months ended September 30, 2014		March 31, 2014	September 30, 2014
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets

Corporate Financial Services	37,273	11,446	37,444	12,646	992,078	983,575
Maintenance Leasing	125,236	20,513	131,729	21,509	622,009	656,143
Real Estate	99,300	8,769	92,204	15,750	962,404	885,334
Investment and Operation	78,683	22,215	241,251	15,323	565,740	606,045
Retail	103,474	28,379	181,924	77,724	2,166,986	3,907,031
Overseas Business	151,364	34,204	251,733	61,533	1,972,138	2,090,120

Segment Total	595,330	125,526	936,285	204,485	7,281,355	9,128,248

Difference between Segment Total and Consolidated Amounts	13,773	(3,395)	8,890	(1,481)	1,788,037	2,086,815

Consolidated Amounts	609,103	122,131	945,175	203,004	9,069,392	11,215,063

Note 1:	The Company evaluates the performance of segments based on income before income taxes and discontinued operations, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.
Note 2:	For certain VIEs used for securitization which are consolidated in accordance with ASC 810-10 (“Consolidations”), for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs. Certain gains or losses related to assets and liabilities of consolidated VIEs, which are not ultimately attributable to the Company and its subsidiaries, are excluded from segment profits.

2. Geographic Information

					(millions of yen)

	Six Months Ended September 30, 2013
	Japan	Americas*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts

Total Revenues	450,301	76,983	98,507	(16,688)	609,103
Income before Income Taxes	81,440	30,396	20,290	(9,995)	122,131

	Six Months Ended September 30, 2014
	Japan	Americas*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts

Total Revenues	688,495	90,873	168,021	(2,214)	945,175
Income before Income Taxes	138,637	16,703	48,127	(463)	203,004

Note 1:	Results of discontinued operations before applicable tax effect are included in each amount attributed to each geographic area.
*Note 2:	Mainly United States
*Note 3:	Mainly Asia, Europe, Australasia and Middle East
Note 4:	Robeco, one of the Company’s subsidiaries domiciled in the Netherlands, conducts principally an asset management business. Due to the integrated nature of such business with its customer base spread across the world, “Other” locations include the total revenues and the income before income taxes of Robeco, respectively, for the six months ended September 30, 2013 and the six months ended September 30, 2014. The revenues of Robeco aggregated on a legal entity basis were ¥18,189 million in Americas and ¥16,556 million in Other for the six months ended September 30, 2013, and ¥45,805 million in Americas and ¥38,840 million in Other for the six months ended September 30, 2014.

(6) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(7) Subsequent Events

There is no corresponding item.